

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

Via E-mail
Mr. Claudio Zezza
Chief Financial Officer
TIM Participacoes S.A.
Avenida das Americas, 3,434 - 7° andar
22640-102 Rio de Janeiro, RJ, Brazil

> **Re: TIM Participacoes S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed May 14, 2012**
> **File No. 001-14491**

Dear Mr. Zezza:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

4. Summary of significant accounting policies

(b). Consolidation procedures, page F-12

1. Please tell us and disclose what is meant by "conducted" as it relates to your consolidation policy.

(p)(ii). Pension plans and other post-employment benefits, page F-20

2. Please tell us why your pension liability does not include past service cost adjustments.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director